Exhibit 99.1

Company announcement — No. 7/2018

Zealand reports royalty revenue for the fourth quarter of 2017

•	Zealand reports royalty revenue of DKK 11.3 million/USD 1.8 million for Q4 2017
•	The revenue is based on total net sales of Lyxumia®/Adlyxin® and Soliqua® 100/33/ Suliqua® of DKK 112.8 million/USD 18.2 million in Q4 2017
•	In the fourth quarter Soliqua® 100/33 sales grew 30% over the previous quarter

Copenhagen, February 7, 2018 – Zealand Pharma (“Zealand”) reports Q4 2017 royalty revenue from Sanofi’s sales of Soliqua® 100/33/ Suliqua® of DKK 7.0 million/USD 1.1 million – an increase of 30% versus previous quarter and from sales of Lyxumia®/Adlyxin® (lixisenatide) of DKK 4.3 million/USD 0.7 million. Total royalty revenue for 2017 amounted to DKK 38.8 million/USD 6.3 million an increase of 59% over previous year.

Soliqua® 100/33 is a fixed-dose combination of lixisenatide and insulin glargine 100 units/ml (Lantus®) which was launched under the brand name Soliqua® 100/33 in the United States in January 2017 and was also launched as Suliqua® in some European countries, in 2017.

Soliqua® 100/33/ Suliqua® is commercialized by Sanofi. Zealand receives 10% of global net sales and potentially up to USD 100 million in commercial milestones.

Zealand’s full-year results for 2017 will be published on March 7, 2018.

For further information, please contact:

Britt Meelby Jensen, CEO and President
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About lixisenatide and Soliqua® 100/33

Lixisenatide is a Zealand-invented once-daily prandial GLP-1 receptor agonist for the treatment of type 2 diabetes. Zealand licensed the global development and commercialization rights to lixisenatide to Sanofi. Lixisenatide is marketed under the brand name Lyxumia® in more than 45 countries and was launched in the United States under the brand name Adlyxin® in January 2017.

Sanofi has developed a combination of lixisenatide and insulin glargine 100 units/ml (Lantus®), which was launched under the brand name Soliqua®  100/33 in the United States and as Suliqua® in Europe.

Soliqua® 100/33 is approved in the United States as an adjunct therapy to diet and exercise to improve glycemic control in adults with type 2 diabetes inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide alone.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases and a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.